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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                       SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

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                             THE UNION CORPORATION
                           (Name of Subject Company)

                            ------------------------

                             THE UNION CORPORATION
                      (Name of Person(s) Filing Statement)

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                     COMMON STOCK, PAR VALUE $.50 PER SHARE
                         (Title of Class of Securities)

                                  906072 10 3
                     (CUSIP number of Class of Securities)

                               WILLIAM B. HEWITT
                                   PRESIDENT
                             THE UNION CORPORATION
                                   SUITE 100
                                211 KING STREET
                        CHARLESTON, SOUTH CAROLINA 29401
                                 (803) 958-3800
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                  WITH A COPY TO:

                             ROBERT H. HAINES, ESQ.
                        ZIMET, HAINES, FRIEDMAN & KAPLAN
                                460 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 486-1700

                                January 21, 1998

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    This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 dated December 24, 1997 (as amended pursuant to
Amendment No. 1 to Schedule 14D-9 dated January 14, 1998, the "Schedule 14D-9")
which relates to the tender offer (the "Offer") made by Sherman Acquisition
Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Outsourcing Solutions Inc. ("Parent"), a Delaware corporation, pursuant to the Share Purchase Agreement and Plan of Merger (the "Agreement") by and among
Parent, Purchaser and The Union Corporation (the "Company") as disclosed in a
Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated December
24, 1997, to purchase all outstanding shares of Common Stock, par value $.50 per share (the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the
"Offer to Purchase"), and the related Letter of Transmittal.

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (b) BACKGROUND; OPINION OF FINANCIAL ADVISOR; REASONS FOR RECOMMENDATION.

    In a letter to Melvin Cooper, Chairman of the Board of the Company, dated
January 16, 1998, NCO Group, Inc. ("NCO") referred to its September 30, 1997 proposal to acquire the Company for $39 in NCO stock, "subject to due diligence and negotiation of an appropriate collar," and reaffirmed its interest in acquiring the Company at the prices quoted in its September 30, 1997 letter
(which letter was summarized in Amendment No. 1 to Schedule 14D-9, dated January
14, 1998, filed by the Company with the Securities and Exchange Commission), and stated that after discussion with the Company regarding the Company's share count and its 1998 and 1999 financial outlook, NCO "may be willing and able" to increase the prices quoted in that letter. In a further letter to Mr. Cooper dated January 19, 1998, NCO requested a meeting with management of the Company and the Company's Board of Directors to discuss its proposal to acquire the Company for $39 per share in NCO stock. NCO stated that its January 19 letter was "to formally request a meeting with you, and the Board of Directors of The
Union Corporation, to discuss an offer to acquire The Union Corporation. We believe you and the Board will determine our offer to be a superior offer to that of Outsourcing Solutions, Inc. and Sherman Acquisition Corporation." NCO further stated that "As the offer was proposed, we believe that $39 per share, paid in the Common Stock of NCO Group, Inc., to be a superior offer to that of Outsourcing Solutions, Inc. and Sherman Acquisition Corporation."

    In view of these letters, the Company asked Oppenheimer for its current financial advice with respect to the NCO proposals set forth in NCO's September
30, 1997 letter (as reaffirmed and proposed in the January 16 and 19, 1998 letters), and to report to the Board at its regularly scheduled meeting to be held on January 20, 1998.

    At the January 20, 1998 meeting of the Board, representatives of Oppenheimer reiterated their view, expressed on November 19, 1997, that the $30 cash proposal by NCO was not as favorable to the Company's stockholders as the Offer and the Merger. The Board also reviewed NCO's statement in its September 30 letter that a cash offer was not a viable option because amortization and interest expense would bring the purchase price below a level that the Company would accept.

    With respect to the stock proposals, Oppenheimer expressed its views that an offer of NCO stock, as outlined in NCO's September 30, 1997 letter (reaffirmed and proposed in the January 16 and 19, 1998 letters), would expose the Company's stockholders to substantial risk that the price of NCO stock would not be maintained, that the Company's stockholders would face a significant problem with liquidity in NCO stock, and that there was a significant risk that a stock transaction with NCO would not be completed as proposed. Oppenheimer's conclusions regarding the stock proposals were based upon, among other things, the high price/earnings multiple at which NCO's stock has been trading as compared to comparable companies, the preliminary nature of NCO's proposals, the length of time which would be required to

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close a stock transaction with NCO and Oppenheimer's assessment, based on public information concerning NCO, of the discounted present value of NCO's cash flow after giving effect to the proposed transaction with the Company (taking into account various assumptions which Oppenheimer, in its judgement, deemed reasonable).

    The directors considered, among other things, the matters addressed in Oppenheimer's report, the uncertainties involved in consummating a transaction with NCO (including the Company's obligation to pay Parent a $7.7 million termination fee under certain circumstances), the length of time which would be required to close a stock transaction with NCO, and the financial market and business risks which would be faced by the Company during such period. The directors also considered the prospect of the Company's stockholders receiving promptly $31.50 a share in cash if the Offer were consummated and the possibility of jeopardizing that transaction if the Company pursued the NCO proposals. Further, the directors were advised by Oppenheimer that it was aware of no developments which would cause it to withdraw its December 22, 1997 opinion that the aggregate consideration to be paid to the stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such stockholders. Based on all of the foregoing, the Board unanimously determined that it was not in the best interest of the Company's stockholders to pursue the NCO proposals and that the NCO proposals were unlikely to result in a Superior Proposal (as defined in the Agreement).

    Accordingly, the Board unanimously agreed to repeat and maintain its recommendation that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS.

    (a) Press Release published by the Company on January 21, 1998.

    (b) Letter to the Company's Stockholders, dated January 21, 1998.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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
                                THE UNION CORPORATION

                                By:             /s/ NICHOLAS P. GILL
                                     -----------------------------------------
                                                  Nicholas P. Gill
                                     Executive Vice President, Chief Financial
                                          Officer, Secretary and Treasurer

Dated: January 21, 1998

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